2023 Full Year Results 21 February 2024 Rhodes Ridge, Australia Exhibit 99.2

©2024, Rio Tinto, All Rights Reserved 2 Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries, “Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statements. Forward-looking statements This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukraine conflict. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the Ukraine conflict; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Past performance cannot be relied on as a guide to future performance. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release, Annual Report and accounts in Australia and the United Kingdom and/or the most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to, or filed with, the SEC. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

©2024, Rio Tinto, All Rights Reserved 3 Cautionary and supporting statements (cont.) Simandou - Ore Reserves Simandou Ore Reserves referenced on slide 54 are based on the Ore Reserves as reported in Rio Tinto’s 2023 Annual Report released to the Australian Securities Exchange (ASX) on 21 February 2023 and available at riotinto.com. The Simandou Ore Reserves comprise 0.3 Bt @ 66.4% Fe of Proved Ore Reserves and 1.2 Bt @ 65.0% Fe of Probable Ore Reserves. The Competent Person responsible for the information in the 2023 Annual Report that relates to Simandou Ore Reserves is Michael Apfel, who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM). Ore Reserves have been reported in accordance with the JORC Code and the ASX Listing Rules. Rio Tinto confirms that it is not aware of any new information or data that materially affects the information included in the 2023 Annual Report, that all material assumptions and technical parameters underpinning the estimates in the 2023 Annual Report continue to apply and have not materially changed, and that the form and context in which the Competent Persons’ findings are presented have not been materially modified. Ore Reserves are reported on a 100% basis. Simandou - Production Targets The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule referenced in slides 16 and 54 was previously reported in a release to the ASX dated 6 December 2023 titled “Investor Seminar 2023”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Oyu Tolgoi - Production Targets The 500ktpa copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 referenced in slide 6 were previously reported in a release to the Australian Securities Exchange (ASX) dated 11 July 2023 “Investor site visit to Oyu Tolgoi copper mine, Mongolia”. All material assumptions underpinning that production target continue to apply and have not materially changed.

Jakob Stausholm Chief Executive ©2024, Rio Tinto, All Rights Reserved 4 “The tragic loss of our four Diavik colleagues and two airline crew members in a plane crash last month is a devastating reminder of why safety is and must always be our top priority. We continue to work closely with the authorities to support their efforts to understand the full facts of what happened. This tragedy strengthens our resolve to never be complacent about safety, so that we continue to learn and improve.”

Production (CuEq)2 3% Year-on-year change (2023 versus 2022) ©2024, Rio Tinto, All Rights Reserved 5 Attractive financials1 20% 5-year average3 of 28% 435 US cps Equates to $7.1 bn, payout of 60% in line with 5-year average3 $23.9 bn (42%) 5-year average3 of $26.6 bn (48%) 1All figures relate to 2023 unless noted otherwise | 2Based on long-term consensus pricing | 35-year average relates to 2019 to 2023 Underlying earnings $11.8 bn 5-year average3 of $13.9 bn Free cash flow $7.7 bn 5-year average3 of $10.6 bn Underlying ROCE Underlying EBITDA (margin) Ordinary dividend

Delivering a stronger Rio Tinto for the long term

Continuing to build a robust business for today

Relentless focus on safety – our top priority

Continuing to learn

Building a thriving culture

Creating a performance culture around trust and care

Supported by implementing recommendations of the Everyday Respect report

Improving operational resilience

Safe Production System; 5 Mt production uplift in 2023 at Pilbara Iron Ore

Kennecott smelter rebuild

Strengthening our social licence

Co-design and co-management

Partnering with Yindjibarndi Energy for Pilbara renewables

Investing for the future

Iron Ore

Significant progress at Simandou, together with our partners[1]

Undertaking a pre-feasibility study at Rhodes Ridge

Oyu Tolgoi

Ramp-up on track to deliver an average of 500ktpa[2] of copper between 2028 and 2036

Matalco

Offering customers recycled aluminium solutions through our new joint venture

Gladstone repowering

Driving development of Australia's largest solar power project

Purchasing majority of power generated by Windlab's Bungaban wind energy project

Committed to attractive shareholder returns

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[1]Full sanction of the project is subject to the remaining conditions being met | [2]See supporting references for the 500ktpa copper target and Oyu Tolgoi Resources and Ore Reserves categorisation and reporting on slide 3

©2024, Rio Tinto, All Rights Reserved

6

Peter Cunningham Chief Financial Officer 7Oyu Tolgoi, Mongolia

©2024, Rio Tinto, All Rights Reserved 8 Resilient results *Comparative information has been restated to reflect the adoption of narrow scope amendments to IAS12 'Income Taxes' $bn, except where stated 2023 2022* vs 2022* Consolidated sales revenue 54.0 55.6 (3%) Underlying EBITDA 23.9 26.3 (9%) Underlying earnings 11.8 13.4 (12%) Net earnings 10.1 12.4 (19%) Underlying ROCE 20% 25% (5 pp) Cash flow from operations 15.2 16.1 (6%) Capital expenditure 7.1 6.8 5% Free cash flow 7.7 9.0 (15%) Total dividend 7.1 8.0 (11%) Total dividend per share ($) 4.35 4.92 (12%) Net debt (4.2) (4.2) 1% West Angelas, Pilbara, Australia

©2024, Rio Tinto, All Rights Reserved 9 Financial strength is key in volatile markets Iron ore1 CFR index (-0.5% YoY2) Aluminium LME3 (-17% YoY2)Copper LME3 (-3% YoY2) Realised pricing 2023 2022 Delta Iron ore (FOB $/dmt) 108 106 +2% Aluminium raw materials index price 2023 2022 Delta Coal tar pitch ($/t) 1,258 1,289 -2% Petroleum coke ($/t) 561 707 -21% Realised pricing 2023 2022 Delta Aluminium ($/t)5 2,738 3,330 -18% 0 300 600 900 1200 1500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 2020 2021 2022 2023 LME Aluminium ($/t) FY Average MWP (RHS) 1,704 2,250 2,480 2,703 280 423 399 385 200 250 300 350 400 450 500 2020 2021 2022 2023 Price (c/lb) FY Average 108 160 120 120 0 50 100 150 200 250 2020 2021 2022 2023 Iron ore (US$/dmt) FY Average Source: Rio Tinto, S&P Global, LME, CRU, Argus | 1Monthly average Platts (CFR) index for 62% iron fines | 2YoY = change in annual average price | 3Average LME price, prices indicated in the chart refer to LME Aluminium | 4MWP = US Midwest premium | 5LME plus all-in premiums (product and market) Realised pricing 2023 2022 Delta Copper (c/lb) 390 403 -3% 4

...to manufacturing and infrastructure investmentSteel demand shifting from property... ©2024, Rio Tinto, All Rights Reserved 10 China’s steel demand drivers are reshaping 37% 29% 34% 34% 27% 2019 2023 39% Manufacturing Infrastructure Property China finished steel demand by sector % of total in 2019 and 2023 -30 -20 -10 0 10 20 30 40 50 60 Commodity building floor space starts (sqm) Property FAI (CNY) Grid investment (CNY) Manufacturing FAI (CNY) Automotive production (unit) Transport FAI (CNY) Utilities FAI (CNY) EV production (unit) Lithium-ion battery (GWh) Solar cell production (kilowatt) YoY change % (2023 versus 2022) 1 1 1 2 1 Source: Rio Tinto Market Analysis, CEIC, Wind, China NBS | 1FAI = Fixed Asset Investment | 2Commodity building refers to all building structures that can be transacted in the open market, including residential homes, office buildings, factories and warehouses

Weaker prices offset volume gains – cost inflation gradually abating


Underlying EBITDA
$bn
External $(0.7) bn
Controllables $(1.7) bn
26.3
1.5
0.6
0.2
25.6
0.4
0.3
1.0
0.6
0.2
23.9
Iron ore +0.4
Aluminium[2] -1.5
Other -0.4
Energy
• Diesel +0.3
• Other energy +0.1
General inflation -0.6
Inflation on closure & remediation provisions +0.2
Aluminium raw materials[3] +0.2
Iron ore +0.6
Copper +0.1
Aluminium[2] -0.1
Minerals -0.15
Simandou -0.3
Rincon -0.1
La Granja (gain on disposal) +0.2
Iron ore -0.2
Aluminium[2] -0.3
Copper -0.2
Minerals -0.2
Other -0.1
Kennecott smelter shut and conveyor breakdown -0.4
IOC forest fires, extended plant downtime and conveyor belt failures -0.2
2022 Underlying EBITDA
Prices[1]
Exchange rates
Inflation & Market driven
Subtotal
Volumes & Mix
E&E[3] (net)
Cash unit cost increase[4]
Temporary unit cost factors[4]
Other
2023 Underlying EBITDA

[1]Iron ore includes Pilbara, portside trading and IOC, Copper impact (-$0.04bn) | [2]Aluminium includes alumina and bauxite and changes in VAP volumes, mix and realised revenue | [3] Exploration and expenditure |[4] Total operating cash unit costs (-$1.4 billion) comprises aluminium raw materials (+$0.2 billion), temporary operational factors (-$0.6 billion) and cash unit cost increases (-$1.0 billion) | Note: Financial figures are rounded to the nearest million, hence small differences may result in the totals

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Working capital outflow of $0.9bn in 2023 reflected: • Healthy stocks in the Pilbara • Elevated in-process inventory at Kennecott following the smelter rebuild • Weaker market conditions including for titanium dioxide feedstock • Receivables given 20% higher iron ore prices at end of 2023 (vs 2022) that will be monetised in 2024 Lower dividends from EAUs driven by Escondida ©2024, Rio Tinto, All Rights Reserved 12 Good cash generation, some impact from working capital $bn, except where stated 2023 2022 Comparison Underlying EBITDA 23.9 26.3 (9%) Tax paid (4.6) (6.9) Working capital outflow (0.9) (0.5) EAUs1 (EBITDA net of dividends) (1.3) (1.0) Utilisation of provisions (1.2) (1.0) Other (0.7) (0.8) Net cash generated from operating activities 15.2 16.1 (6%) Capital expenditure (net)2 (7.1) (6.8) Lease principal payments (0.4) (0.4) Free cash flow 7.7 9.0 (15%) Cash conversion3 63% 61% 2pp 1EAU = Equity Accounted Unit | 2Capital expenditure net of sales of property, plant and equipment and intangible assets | 3Cash conversion is Net cash generated from operating activities divided by Underlying EBITDA

Resilient business on an improvement trajectory

$bn, except where stated	Iron Ore Second highest shipment year on record	vs 2022	Aluminium Kitimat returned to full capacity	vs 2022	Copper Ramp-up at Oyu Tolgoi underground on track	vs 2022	Minerals Lower production rates and challenging market conditions	vs 2022
Production (mt)	331.5[1]	+2%	3.3[2]	+9%	0.6[3]	+2%	1.1[4]	-7%
Underlying EBITDA[5]	20.0	+7%	2.3	-38%	1.9	-26%	1.4	-42%
EBITDA margin[5,6]	69%	+1pp	21%	-8pp	42%	-7pp	30%	-10pp
Capex	2.6	-12%	1.3	-3%	2.0	+22%	0.7	+10%
Free cash flow	11.4	+3%	0.6	-63%	(1.4)		(0.2)	
ROCE[6]	64%	+3pp	3%	-7pp	3%	-3pp	13%	-9pp
Performance	• Gudai-Darri at nameplate capacity • Realised pricing up 2% year on year • Continued focus on controllable costs • Healthy inventory levels		• Improved production after return to full capacity at Kitimat and recovery at Boyne • Compressed EBITDA with a 17% year on year reduction in LME price • Some moderation in key raw material costs in the second half		• Oyu Tolgoi benefited from first sustainable production • Kennecott ramping up following completion of the largest smelter and refinery rebuild in its history • Lower unit costs in 2024 as production ramps up		• Lower volumes due to two furnaces at our RTIT Quebec Operations remaining offline following process safety incidents • IOC impacted by wildfires and equipment downtime • Challenging market conditions	

[1]Pilbara production on a 100% basis | [2]Rio Tinto share | [3]Mined copper on a consolidated basis | [4]TiO_2 production, Rio Tinto share | [5]Pilbara underlying free on board (FOB) EBITDA margin is defined as Pilbara underlying EBITDA divided by Pilbara segmental revenue, excluding freight revenue. Aluminium is defined as integrated operations EBITDA margin | [6]Copper and Minerals defined as product group operations

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©2024, Rio Tinto, All Rights Reserved 14 Consistent capital allocation, balancing essential capex with shareholder returns and growth Essential capex1 ($bn) Integrity, Replacement, Decarbonisation01 Ordinary dividends ($bn) 60% of underlying earnings paid out in each of past 8 years2 02 Iterative cycle of…03 Declared basis Further cash returns to shareholders Compelling growth Debt management3.9 4.3 4.0 4.0 4.0 2.2 1.6 2.7 2.5 2.5 0.3 0.5 0.7 0.1 2022 0.2 2023 2024F 2025F 2026F 6.2 6.1 ~7 ~7 ~7 Sustaining Replacement Decarbonisation 3.1 5.2 5.3 6.2 7.5 12.8 8.0 7.1 2016 2017 2018 2019 2020 2021 2022 2023 1All capex guidance is subject to ongoing inflationary pressures and exchange rates | 2Shareholder returns on a declared basis, excluding divestment proceeds returned to shareholders

©2024, Rio Tinto, All Rights Reserved 15 Building our portfolio for the long term Growth capex1 $bn Simandou remains the key driver of growth capex Oyu Tolgoi underground spend expected to be complete by end-2025 Other includes yet to be approved copper and lithium projects <$3bn per year 2022 2023 2024F 2025F 2026F 0.6 0.9 Simandou Oyu Tolgoi Kennecott underground Other 1 Rio Tinto share basis Simandou, Guinea

Simandou capital expenditure summary

	Simfer capex ($ bn)	Rio Tinto share ($ bn)
Mine and TSVs, owned and operated by Simfer:		
Development of an initial 60Mtpa mine[1] at Simandou South (blocks 3 & 4) to be constructed by Simfer	$5.1	$2.7
Co-developed infrastructure, owned and operated by CTG once complete[2]:		
Simfer scope Rail: a 70 km rail-spur from Simfer mine to the mainline, including rolling stock Port: construction of a 60Mtpa TSV port	$3.5	$1.9
WCS scope Port and rail infrastructure including a 552 km trans-Guinean heavy haul rail system[3]	$3.0	$1.6
Total capital expenditure (nominal terms)	$11.6	$6.2[4]

- Total $0.9 bn incurred in 2023
- RT share spent to date $0.5 bn; $0.4 bn to be funded by CIOH
- All qualifying costs capitalised from the fourth quarter of 2023
- Rio Tinto share remaining $5.7 bn
- The Rio Tinto Board has approved the investment, subject to the remaining conditions being met, including joint venture partner and regulatory approvals from China and Guinea[5]

[1]See supporting references for the production target on slide 3 | [2]A true-up mechanism will apply between Simfer and WCS to equalise their out of pocket costs of constructing the co-developed rail and port infrastructure | [3]Comprised of a 536km mainline and a 16km spur | [4]By the end of 2023, Rio Tinto spent $0.5 billion (Rio Tinto share) to progress critical path works. Rio Tinto's share of capital investment remaining to be spent from 1 January 2024 is expected to be $5.7 billion | [5]Investments into the WCS infrastructure project companies, that will serve as the joint venture vehicles for construction of the co-developed infrastructure, remain subject to a number of conditions including governmental approvals from Guinea and China

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©2024, Rio Tinto, All Rights Reserved

16

©2024, Rio Tinto, All Rights Reserved 17 Attractive dividends remain paramount • $4.2 bn of dividends declared for H2, bringing the full year to $7.1 bn • 60% payout, in line with our policy • Consistent track record of shareholder returns • 60% average payout on ordinary dividend over the past eight years • Total payout ratio has averaged 71% over the past eight years • Net debt remains flat YoY at $4.2 bn Shareholder returns policy of 40-60% of underlying earnings on average through the cycle Payout ratio (%) 60 60 60 60 60 60 60 60 10 23 12 10 12 19 2016 2017 2018 2019 2020 2021 2022 2023 Ordinary dividend Additional return 1Shareholder returns on a declared basis, excluding divestment proceeds returned to shareholders 1

Jakob Stausholm Chief Executive 18Cape Lambert, Australia

We are delivering stable, profitable growth

Rio Tinto CuEq[1] production


+2%
YoY
+3%
YoY
+1%
YoY
2018
2019
2020
2021
2022
2023
2024F²



Cape Lambert, Australia

Oyu Tolgoi, Mongolia

Yandicoogina, Australia

- We are opportunity-rich and pursuing profitable growth as we continue to deliver on our four objectives
- Safe Production System delivering, with more to come
- Second highest shipment year in the Pilbara
- First sustainable production from Oyu Tolgoi underground
- Deep engagement and partnership with Traditional Owners through co-design and co-management
- Our decarbonisation project commitments are taking hold
- Embedding a continuous improvement mindset

RioTinto

[1]Based on long-term consensus pricing | [2]2024F copper equivalent production is a forecast based on mid-point production guidance

©2024, Rio Tinto, All Rights Reserved

19

Applying renewables Reimagining manufacturing Circular economy ©2024, Rio Tinto, All Rights Reserved 20 Decarbonisation: from strategy to action • Two renewable power contracts signed: • Agreement with European Energy to drive development of Australia’s largest solar farm • Agreement with Windlab to buy the majority of electricity from the Bungabun wind farm • Full transition to renewable diesel at Boron achieved in 2023 • Kennecott to fully transition to renewable diesel starting in 2024 • Ilmenite reduction technology • Potential for 95% lower GHG emissions • Innovative technology developed by Rio Tinto • Joint venture with Matalco formed in December • Full suite of aluminium products including low-carbon primary aluminium, made with hydropower, and a diverse portfolio of recycled aluminum solutions • Continuing ELYSISTM development to move towards zero carbon aluminium smelting BlueSmeltingTM at Sorel-Tracy Launching into recycled aluminiumRe-powering our Gladstone assets Renewable diesel

Future proofing our iron ore business

We are working with ~40 partners, across ~50 projects in 10 countries

	Existing pathways Ongoing	Emerging pathways ~1-10 years to commercial scale	Future pathways >10 years to commercial scale
Objectives	Lower the carbon impact of the Blast Furnace	Utilise our high-grade iron ores to accelerate the proliferation of low CO_2 DR-EAF technologies	Unlock new low CO_2 technologies for Pilbara grade iron ores
Project Areas	Blast furnace burden optimisation Slag usage Sintering optimisation New blast furnace technologies CCUS	Simandou – high-grade ore Direct our high-grade iron ore products to low CO_2 pathways Support the development of near zero hubs	Pelletisation for shaft furnace Electric smelting furnace BioIron™ Fluidised bed Upgrade our Pilbara ores

Key Partners

Metso, BlueScope, BHP, Shougang Group, Chinalco, The University of Western Australia, Mineral Technologies, Macquarie University, Corem, Salzgitter AG, UNSW Sydney, University of Nottingham, The University of Queensland, Baowu, Australian National University, Primetals Technologies, Imperial College London, H2 green steel, Hatch, Nippon Steel, Kobelco, Monash University, Hyundai Steel, Future Energy Exports, Onyx, Posco

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©2024, Rio Tinto, All Rights Reserved
21

High-grade material ©2024, Rio Tinto, All Rights Reserved 22 Unlocking the world’s largest untapped high-grade iron ore deposit at Simandou Scale and resilience World class infrastructure Financially attractive investment in a Tier 1 resource Impeccable ESGJoint venture partnerships Decarbonising the steel industry

Exploration and technical capabilities strengthening our portfolio Operational focus and learning mindset driving our performance Investing in our people, asset and orebody health Delivering a stronger Rio Tinto for the long term ©2024, Rio Tinto, All Rights Reserved 23

Appendices Full year results 2023 Oyu Tolgoi, Mongolia

Markets ©2024 Rio Tinto, All Rights Reserved 26

0 50 100 150 200 250 Jan-20 Jan-21 Jan-22 Jan-23 Jan-24 Iron ore (US$/dmt) FY Average ©2024, Rio Tinto, All Rights Reserved 27 Robust Chinese steel production absorbs record iron ore imports Iron ore1 (-0.5% YoY) $/dmt Seaborne Iron Ore supply run rate (Mt annualised2) • China’s crude steel production in 2023 was above 1Bt for the fourth consecutive year, with pig iron output up year-on-year • Resilient production was driven by a ~50% increase in China's net steel exports to 84Mt in 2023 • Finished steel consumption remained solid at ~0.9Bt. Domestic demand was supported by resilient infrastructure investment and manufacturing output, despite property market weakness • China's annual iron ore imports increased by 6.6% to hit a new record of 1.18Bt in 2023, driven by high domestic consumption and the redirection of shipments from other regions • Seaborne iron ore supply rose to ~1.5Bt in 2023, up 5% and 74Mt year-on-year. Higher cost producers accounted for the majority (55Mt) of the incremental supply, while the major iron ore producers contributed the remainder of the increase 1,200 1,250 1,300 1,350 1,400 1,450 1,500 1,550 1,600 1,650 1,700 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 5 Yr Range 5 Yr Average 2022 2023 3 3 Sources: Rio Tinto Market Analysis, Kpler, S&P Global | 1Monthly average Platts (CFR) index for 62% iron fines. YoY = change in annual average price | 2Total seaborne suppliers annualised, reported at 100% | 35-year range and average based on 2018 to 2022

Chinese demand provided support despite fall in prices 0 150 300 450 600 750 900 1,000 1,500 2,000 2,500 3,000 3,500 4,000 Jan-20 Jan-21 Jan-22 Jan-23 Jan-24 LME Aluminium ($/t) FY Average MWP (RHS) ©2024, Rio Tinto, All Rights Reserved 28 Aluminium1 LME (-17% YoY) Copper2 LME (-3% YoY) TiO2 (chloride slag) (+4% YoY) • Global aluminium primary demand rose by ~1.0% in 2023. Chinese demand performed robustly, supported by strong growth in solar modules and electric vehicles • Aluminium production rose 2% in 2023, supported by China, although low hydropower generation forced smelter cuts again in southern China in Q4 2023. Tight domestic supply led to China becoming a large importer of primary metal last year • The global market ended 2023 in a small surplus, but reported inventories remain below average historical levels, which is supportive of prices • Copper consumption growth in China was robust in 2023, rising 6% YoY, supported by increasing use in green-tech applications • Several large copper mines ramped up in 2023, but major disruptions in Latin America resulted in a marked slowdown in mine supply growth • Tightness has emerged in the physical copper concentrate markets, following mine disruptions • Reported refined inventories remain at multi-year lows, leaving little buffer for future market deficits • TiO2 feedstock prices eroded in the second half of the year after slightly increasing in the first half • Demand for TiO2 products was impacted by a weakening macro environment in 2023, resulting in sales volume declines for pigment producers in North America and Europe • The global market was in surplus in 2023 resulting in some inventory build and subsequent supply curtailment 200 250 300 350 400 450 500 Jan-20 Jan-21 Jan-22 Jan-23 Jan-24 Price (c/lb) FY Average 600 700 800 900 1,000 1,100 Jan-20 Jan-21 Jan-22 Jan-23 Jan-24 CP Slag ($/t) FY average 3 Sources: Rio Tinto Market Analysis, CME, LME, Mysteel, S&P Global, TZMI | 1Average LME price. MWP = US Midwest premium | 2Average LME price | YoY = change in annual average price | 3Commercially Pure Titanium slag price

Other financials ©2024 Rio Tinto, All Rights Reserved 29

Income Statement: exclusions

	2023			2022*		
	Per Annual Report	Exclusions	Underlying	Per Annual Report	Exclusions	Underlying
Consolidated sales revenue	54,041		54,041	55,554		55,554
Net operating costs (excluding items disclosed separately)	(37,052)	1,251	(35,801)	(34,770)	(377)	(35,147)
Net impairment (charges)/reversals	(936)	936	—	150	(150)	—
Loss on disposal of interest in subsidiary	—	—	—	(105)	105	—
Exploration and evaluation expenditure (net of profit from disposal of interests in undeveloped projects)	(1,230)		(1,230)	(896)		(896)
Operating profit	14,823	2,187	17,010	19,933	(422)	19,511
Share of profit after tax of equity accounted units	675	6	681	777		777
Impairment of investments in equity accounted units	—	—	—	(202)	202	—
Profit before finance items and taxation	15,498	2,193	17,691	20,508	(220)	20,288
Net exchange (losses)/gains on external net debt and intragroup balances	(251)	251	—	253	(253)	—
Losses on derivatives not qualifying for hedge accounting	(54)	54	—	(424)	424	—
Finance income	536		536	179		179
Finance costs	(967)		(967)	(335)		(335)
Amortisation of discount on provisions	(977)		(977)	(1,519)		(1,519)
Finance items	(1,713)	305	(1,408)	(1,846)	171	(1,675)
Profit before taxation	13,785	2,498	16,283	18,662	(49)	18,613
Taxation	(3,832)	(890)	(4,722)	(5,614)	1,014	(4,600)
Profit after tax for the year	9,953	1,608	11,561	13,048	965	14,013
• attributable to owners of Rio Tinto (net earnings)	10,058	1,697	11,755	12,392	967	13,359
• attributable to non-controlling interests	(105)	(89)	(194)	656	(2)	654

*Comparative information has been restated to reflect the adoption of narrow scope amendments to IAS12 'Income Taxes'.

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©2024, Rio Tinto, All Rights Reserved 31 Cash conversion impacted by working capital movements 1EAU = Equity Accounted Unit | 2Cash conversion is Net cash generated from operating activities divided by underlying EBITDA Other ($m) 2023 2022 Interest paid (612) (573) Dividends to Non-controlling interests (462) (421) Other items 343 237 (731) (757) $bn, except where stated 2023 2022 Comparison Underlying EBITDA 23.9 26.3 (9%) Tax paid (4.6) (6.9) Working capital outflow (0.9) (0.5) EAUs1 (EBITDA net of dividends) (1.3) (1.0) Utilisation of provisions (1.2) (1.0) Other (0.7) (0.8) Net cash generated from operating activities 15.2 16.1 (6%) Capital expenditure (net) (7.1) (6.8) Lease principal payments (0.4) (0.4) Free Cash Flow 7.7 9.0 (15%) Cash conversion2 63% 61% 2pp Utilisation of provisions ($m) 2023 2022 Provisions for close down and restoration (777) (609) Provisions for post-retirement benefits and other employee provisions (277) (254) Other (104) (176) (1,158) (1,039)

Cash flow reconciliation

2023 Cash Flow (US$m)	Statutory cash flow	Reconciling items	Underlying cash flow
Profit after tax for the year/Underlying EBITDA	9,953		23,892
Adjustments for:			
• Taxation	3,832		
• Finance items	1,713		
• Share of profit after tax of equity accounted units	(675)	(1,225)[1]	(1,900)
• Impairment charges of investments in equity accounted units after tax	-	-	-
• Loss on disposal of interest in subsidiary	-	-	-
• Net impairment charges	936	(936)[2]	-
• Depreciation and amortisation	5,334		
• Provisions (including exchange differences on provisions)	1,470	(1,272)[2]	198
Utilisation of provisions	(1,158)		(1,158)
Change in working capital	(926)		(926)
Other items	(228)	373	145
Cash flows from consolidated operations	20,251		20,251
Dividends from EAUs	610		610
Net interest paid	(612)		(612)
Dividends paid to non-controlling interests	(462)		(462)
Tax paid	(4,627)		(4,627)
Net cash generated from operating activities	15,160		15,160
Purchases of PPE			(7,086)
Sale of PPE			9
Lease principal payments			(426)
Free cash flow			7,657

Utilisation of provisions

Close down and restoration	(777)
Post-retirement benefits and other employee benefits	(277)
Other provisions	(104)
	(1,158)

Change in working capital

Inventories	(422)
Trade and other receivables	(418)
Trade and other payables	(86)
	(926)

Other items

	Statutory	Reconciling items	Underlying
Change in non-debt derivatives	(14)	14[2]	-
Depreciation transferred	(375)	375[3]	-
Other items[2,3]	161	(16)	145
	(228)	373	145

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[1]Relates to Finance items, tax, depreciation & amortisation of EAUs which is not included in Underlying EBITDA | [2]Relates to exclusions not included in Underlying EBITDA | [3]Part of the reconciling items include depreciation in E&E expenditure and depreciation not recognised in underlying cashflows

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32

Disciplined approach is unchanged, we intend to maintain it throughout the cycle Balance sheet strength is an asset. Offers resilience and creates optionality Principles-based approach to anchor balance sheet around a single A credit rating Moody’s: A1 (stable), S&P: A (stable) No net debt target Our financial strength allows us to simultaneously: Invest with discipline for growth and decarbonisation (up to $10bn per year in total capex depending on opportunities) Continue to pay attractive dividends in line with our policy (consistent eight-year track record) ©2024, Rio Tinto, All Rights Reserved 33 Balance sheet remains strong $bn 2023 2022 Net cash generated from operating activities 15.2 16.1 Capital expenditure 7.1 6.8 Dividends paid 6.5 11.7 Net debt (4.2) (4.2) Cash and liquid resources 10.5 8.8 Revolving credit facility (5 year maturity) 7.5 7.5 Net debt/Underlying EBITDA 0.18x 0.16x Gearing 7% 7% Weighted average debt maturity 12 yrs 11 yrs

• At 31 December the weighted average outstanding debt maturity of corporate bonds was ~15 years (~12 years for Group debt) • Corporate bond maturities: • The 2.875% €0.42bn note matures in December 2024 • No other maturities until 2028 • Liquidity remains strong under stress tests • $7.5bn back-stop Revolving Credit Facility matures in November 2028 ©2024, Rio Tinto, All Rights Reserved 34 Debt maturity profile $m 1Based on December 2023 accounting value. The debt maturity profile shows ~$1.4bn of capitalised leases under IFRS 16 31 December 2023 debt maturity profile1 0 500 1,000 1,500 2,000 2 0 2 4 2 0 2 5 2 0 2 6 2 0 2 7 2 0 2 8 2 0 2 9 2 0 3 0 2 0 3 1 2 0 3 2 2 0 3 3 2 0 3 4 2 0 3 5 2 0 3 6 2 0 3 7 2 0 3 8 2 0 3 9 2 0 4 0 2 0 4 1 2 0 4 2 2 0 4 3 2 0 4 4 2 0 4 5 2 0 4 6 2 0 4 7 2 0 4 8 2 0 4 9 2 0 5 0 2 0 5 1 2 0 5 2 2 0 5 3 External borrowings Leases

Simplified earnings by Business Unit

	Primary Metal Atlantic	Pacific Aluminium	Copper	Pilbara
Sales volume	2,337kt	1,035kt	604kt[6]	288.4Mt[9]
Average benchmark price	$2,250/t	$2,250/t	386c/lb[7]	$110.3/dmt[10]
Premiums, provisional pricing, by-product sales, product mix, other	$587/t[2]	$265/t[2]	50c/lb	$(1.9)/dmt
Revenue per unit	$2,837/t[3]	$2,515/t[3]	436c/lb	$108.4/dmt
Unit cost	$1,715/t[1,4]	$2,096/t[1,4]	254c/lb[1,8]	$21.5/t[11]
Other costs per unit	$489/t[5]	$255/t[5]	(0)c/lb[5]	$18.1/t[12]
Margin per unit	$633/t	$164/t	183c/lb	$68.8/t
Total EBITDA ($m)	1,480	169	2,436	19,828

[1]Calculated using production volumes | [2]Includes Midwest premium duty paid, which was 57% of our volumes in 2023 and value added premiums which were 46% of the primary metal we sold | [3]Segmental revenue per Financial Information by Business Unit includes other revenue not included in the realised price | [4]Includes costs before casting | [5]Includes net inventory movements to derive margin per unit on a sales basis | [6]Copper consolidated share, Kennecott and Oyu Tolgoi at 100%, Escondida at 30% | [7]Average LME | [8]C1 copper unit costs on a gross basis (excluding by-product credits) | [9]Consolidated basis | [10]Platts (FOB) index for 62% iron fines | [11]FOB basis | [12]Includes freight and royalties

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©2024, Rio Tinto, All Rights Reserved 36 Iron Ore Financial metrics ($bn) 2023 2022 comparison 2024 guidance Segmental revenue 32.2 4% EBITDA 20.0 7% Margin (FOB)3 69% 1pp Net cash generated from operating activities 14.0 - Capex 2.6 - 12% Sustaining ~$1.84 Free cash flow 11.4 3% Underlying ROCE 64% 3pp Average realised price1,3 ($/t) 108.4 2% Unit cost2,3 ($/t) 21.5 -1% 21.75 - 23.5 Shipments3 (Mt, 100% basis) 2024 guidance 2023 2022 2021 2020 2019 Pilbara Blend 201.5 203.9 202.9 232.7 228.1 Robe Valley 29.3 25.5 25.2 30.3 27.4 Yandicoogina 53.5 56.9 56.9 57.7 57.1 SP10 47.5 35.4 36.6 9.9 14.8 Total 323 – 338 331.8 321.6 321.6 330.6 327.4 1Dry metric tonne, FOB basis | 2Unit costs are based on operating costs included in EBITDA and excluding royalties (State and third party), freight, depreciation, tax and interest. Unit costs are stated at an Australian dollar exchange rate of 0.66 for 2023 actuals and 2024 guidance. Excludes COVID-19 response costs of 0.4 per tonne in 2022 | 3Pilbara only. All other figures reflect Pilbara operations, portside trading and Dampier Salt | 42023 real terms, and subject to inflationary pressures, as shown in the Pilbara Site Visit Presentation October 2023

©2024, Rio Tinto, All Rights Reserved 37 Iron Ore Second highest shipment year on record Underlying EBITDA 2023 vs 2022 $m Higher sales with ongoing implementation of Safe Production System and Gudai-Darri at nameplate Lower diesel prices of $0.74/l compared to $0.88/l in 2022 Realised price (FOB) is 2% higher US$ strengthened 4% against A$ 18,612 19,482 19,974 2022 underlying EBITDA 787 Prices 211 Exchange 124 Energy 252 Inflation Flexed EBITDA 643 Volumes & Mix 236 Cash costs 85 Other1 2023 underlying EBITDA Higher inflation in Australia Fixed cost efficiencies with higher sales offset by investment in maintenance and system health, and an increase in work index 1Other includes Non-cash costs and Exploration & Evaluation expense

©2024, Rio Tinto, All Rights Reserved 38 Aluminium Financial metrics ($bn) 2023 2022 comparison Segmental revenue 12.3 - 13% EBITDA 2.3 - 38% Margin (integrated operations) 21% - 8pp Net cash generated from operating activities 2.0 - 35% Capex (excl. EAUs) 1.3 - 3% Free cash flow 0.6 - 63% Underlying ROCE 3% - 7pp Aluminium realised price1 $2,738/t - 18% Average alumina price2 $343/t - 5% Production (Mt, Rio Tinto share) 2024 guidance 2023 2022 2021 2020 2019 Bauxite 53 – 56 54.6 54.6 54.3 56.1 55.1 Alumina 7.6 – 7.9 7.5 7.5 7.9 8.0 7.7 Aluminium 3.2 – 3.4 3.3 3.0 3.2 3.2 3.2 1LME plus all-in premiums (product and market) | 2Platts Alumina PAX FOB Australia

©2024, Rio Tinto, All Rights Reserved 39 Aluminium Kitimat returned to full capacity Lower realised aluminium prices (-18% YoY) and lower premiums 1Other includes Non-cash costs and Exploration & Evaluation expense 3,672 2,308 2,282 1,484 2022 underlying EBITDA Prices 166 Exchange 130 Energy 176 Inflation Flexed EBITDA 126 Volumes & Mix 84 Cash costs Other1 2023 underlying EBITDA 184 US dollar strengthened 4% against A$ and 4% against C$ Higher inflation in Australia and Canada Lower proportion of VAP sales Kitimat returned to full capacity following impact of strike Underlying EBITDA 2023 vs 2022 $m

Composition of alumina and aluminium production costs

Production cash costs

Alumina refining



100% 100% 100% 100% 100% 100%
14% 23% 31% 32% FY 2022
13% 22% 32% 33% H1 2022
14% 24% 30% 32% H2 2022
13% 22% 31% 34% FY 2023
13% 24% 31% 32% H1 2023
13% 20% 31% 36% H2 2023
Energy
Caustic
Bauxite
Conversion

Input Costs (Index price)	H1 2022	H2 2022	H1 2023	H2 2023	Inventory Flow[4]	FY23 Annual Cost Sensitivity
Caustic Soda[1] ($/t)	675	595	424	369	3 – 4 months	$11m per $10/t
Natural Gas[2] ($/mmbtu)	6.03	7.03	2.54	2.79	0 - 1 month	$4m per $0.10/GJ
Brent Oil[3] ($/bbl)	106.2	93.7	79.7	85.5	N/A	$2m per $10/barrel

1. North East Asia FOB
2. Henry Hub
3. Brent
4. Based on quarterly standard costing (moving average)

Aluminium smelting (hot metal)



100% 100% 100% 100% 100% 100%
41% 21% 19% 17% FY 2022
42% 19% 20% 17% H1 2022
39% 23% 19% 17% H2 2022
38% 21% 18% 2% 21% FY 2023
37% 23% 18% 2% 20% H1 2023
38% 19% 19% 2% 22% H2 2023
Alumina
Carbon
Power
Materials
Conversion

Input Costs (Index price)	H1 2022	H2 2022	H1 2023	H2 2023	Inventory Flow[8]	FY23 Annual Cost Sensitivity
Alumina[5] ($/t)	397	328	352	335	1 - 2 months	$60m per $10/t
Petroleum Coke[6] ($/t)	695	719	631	491	2 - 3 months	$11m per $10/t
Coal Tar Pitch[7] ($/t)	1,103	1,476	1,386	1,130	1 - 2 months	$2m per $10/t

5. Australia (FOB)
6. US Gulf (FOB)
7. North America (FOB)
8. Based on quarterly standard costing (moving average)

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Aluminium Value Chain
2023 Actuals


Mining
Refining[1]
Aluminium
Casting
RTA
Intersegment
3rd Party
Sales
Bauxite
54.6dmt
32%
Alumina
8.2mt
79%
Aluminium
3.3mt
100%
Casthouse production
68%
21%
46%
54%
Bauxite
37.3dmt
Alumina
1.7mt
VAP
Non-VAP

[1]As the result of Queensland Alumina Limited's (QAL) activation of a step-in process following sanction measures by the Australian Government, we have taken on 100% of capacity for as long as the step-in continues. We are using Rusal's 20% share of capacity under the tolling arrangement with QAL. This additional output is excluded from our production results as QAL remains 80% owned by Rio Tinto and 20% owned by Rusal. The above values represent 100% of capacity

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©2024, Rio Tinto, All Rights Reserved 42 Copper 1Average realised price for all units sold. Realised price does not include the impact of the provisional pricing adjustments, which positively impacted revenues in 2023 by $2m (2022 negative impact of $175m) | 2Unit costs for Kennecott, OT and Escondida utilises the C1 unit cost calculation where Rio Tinto has chosen Adjusted Operating Costs as the appropriate cost definition. C1 costs are direct costs incurred in mining and processing, plus site G&A, freight, and realisation and selling costs. Any by-product revenue is credited against costs at this stage | 3Mined copper production includes Kennecott and Oyu Tolgoi on a 100% basis, and Escondida on a 30% basis Financial metrics ($bn) 2023 2022 comparison 2024 guidance Segmental revenue 6.7 - EBITDA 1.9 - 26% Margin (product group operations) 42% - 7pp Net cash generated from operating activities 0.5 - 64% Capex 2.0 + 22% Free cash flow (1.4) Underlying ROCE 3% - 3pp Copper realised price1 390c/lb - 3% Unit cost2 195c/lb + 20% 140 – 160c/lb Production (kt, Rio Tinto share) 2024 guidance 2023 2022 2021 2020 2019 Mined copper (consolidated basis)3 660 – 720 620 607 602 627 675 Refined copper 230 – 260 175 209 202 155 260

©2024, Rio Tinto, All Rights Reserved 43 Copper Ramp-up at Oyu Tolgoi underground on track and completion of Kennecott smelter rebuild Gain on land swap at Kennecott recorded in 2022 2,565 2,607 1,904 550 225 2022 underlying EBITDA 46 Prices 33 Exchange 29 Energy 66 Inflation Flexed EBITDA 72 Volumes & Mix Cash costs Other1 2023 underlying EBITDA Higher volumes with Oyu Tolgoi underground ramp-up partially offset by Kennecott smelter rebuild and conveyor outage Fixed cost inefficiencies with lower Kennecott volumes Underlying EBITDA 2023 vs 2022 $m 1Other includes Non-cash costs and Exploration & Evaluation expense

1Wet metric tonne | 2TZMI chloride slag assessment in December 2023, excludes UGS | 3Diavik only. On 17 November 2021, Rio Tinto’s interest in Diavik increased from 60% to 100%. Production and financials reflect this from 1 November 2021 ©2024, Rio Tinto, All Rights Reserved 44 Minerals Financial metrics ($bn) 2023 2022 comparison Segmental revenue 5.9 - 12% EBITDA 1.4 - 42% Margin (product group operations) 30% - 10 pp Net cash generated from operating activities 0.5 - 64% Capex 0.7 + 10% Free cash flow (0.2) - 128% Underlying ROCE 13% - 9 pp IOC pellets price1 $155/t - 19% TiO2 slag price2 $985/t + 4% Production (Rio Tinto share) 2024 guidance 2023 2022 2021 2020 2019 IOC (Mt) 9.8 – 11.5 9.7 10.3 9.7 10.4 10.5 Borates – B2O3 content (kt) ~0.5Mt 495 532 488 480 520 Titanium dioxide slag (kt) 0.9 – 1.1Mt 1,111 1,200 1,014 1,120 1,206 Diamonds3 (kt) 3,340 4,651 3,847 3,731 4,031

Minerals

Lower production rates and challenging market conditions

Underlying EBITDA 2023 vs 2022

$m



Lower IOC pellet premiums
Lower TiO_2 sales driven by two furnace failures at RTIT Quebec Operations and market weakness, and lower diamond sales at Diavik
Higher exploration and evaluation expenditure at Rincon and other one-offs
2,419
338
97
1
32
2,147
149
387
197
1,414
2022 underlying EBITDA
Prices
Exchange
Energy
Inflation
Flexed EBITDA
Volumes & Mix
Cash costs
Other[1]
2023 underlying EBITDA
Impact of fixed cost inefficiencies following forest fires at IOC and lower market demand and furnace failures at RTIT

[1]Other includes Non-cash costs and Exploration & Evaluation expense

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Guidance ©2024 Rio Tinto, All Rights Reserved 46

©2024, Rio Tinto, All Rights Reserved 47 Balancing near-term returns to shareholders Essential capex Integrity, Replacement, Decarbonisation1 Ordinary dividends2 Iterative cycle of3 Further cash returns to shareholders Compelling growth Debt management

©2024, Rio Tinto, All Rights Reserved 48 Product group level guidance 1Pilbara shipments guidance remains subject to weather, market conditions and management of cultural heritage | 2Includes Oyu Tolgoi on a 100% consolidated basis and continues to reflect our 30% share of Escondida | 3Iron Ore Company of Canada | 4FY23 guidance is based on A$:US$ exchange rate of 0.66 2024 Guidance Pilbara iron ore shipments1 (100% basis) 323 – 338Mt Copper Mined Copper (consolidated basis)2 Refined Copper 660 – 720kt 230 – 260kt Aluminium Bauxite Alumina Aluminium 53 – 56Mt 7.6 – 7.9Mt 3.2 – 3.4Mt Minerals TiO2 IOC3 pellets and concentrate B2O3 0.9 – 1.1Mt 9.8 – 11.5Mt ~0.5Mt 2024 Unit cost guidance Pilbara Iron Ore ($/tonne)4 $21.75 – $23.5 Copper C1 (US cents/lb) 140 – 160

Group level financial guidance

	2024 – 2026 (per year)
Capex	
Total Group[1]	~$10.0bn
Growth capital	Up to $3bn
Sustaining capital	~$4.0bn
Including Pilbara sustaining	~$1.8bn[2]
Replacement capital	~$2 to $3bn
Decarbonisation capital	~$1.5bn cumulative
Effective tax rate	~30%
Shareholder returns	Total returns of 40 – 60% of underlying earnings through the cycle

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[1]Rio Tinto share, including Simandou | [2]2023 real terms, and subject to inflationary pressures, as shown in the Pilbara Site Visit Presentation October 2023.

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49

©2024, Rio Tinto, All Rights Reserved 50 Modelling EBITDA Average published price/ exchange rate for FY 2023 US$m impact on full year 2023 underlying EBITDA of a 10% change in prices/exchange rates Aluminium - US$ per tonne 2,250 1,016 Copper - US cents per pound 386 507 Gold - US$ per troy ounce 1,941 62 Iron ore realised price (FOB basis) - US$ per dry metric tonne 108.4 2,695 Australian dollar against the US dollar 0.66 658 Canadian dollar against the US dollar 0.74 358 Oil (Brent) - US per barrel 84 185 Note: The sensitivities give the estimated effect on underlying EBITDA assuming that each individual price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can affect movements in commodity prices and vice versa. The exchange rate sensitivities include the effect on operating costs but exclude the effect of revaluation of foreign currency working capital Underlying EBITDA sensitivity

Simandou ©2024 Rio Tinto, All Rights Reserved 51

©2024, Rio Tinto, All Rights Reserved Three dimensions to the Simandou project Funded 50% by Simfer InfraCo (53% Rio Tinto, 47% CIOH Consortium2) 50% by WCS InfraCo Funded 51% Winning Consortium3 49% Baowu 1The ownership of the rail and port infrastructure will transfer from CTG to the Guinean State after a 35-year Operations Period, with Simfer retaining access rights on a non-discriminatory basis and at least equivalent to all Third Party Users | 2Chalco Iron Ore Holdings (CIOH) Consortium: 75% Chinalco, 20% Baowu, 2.5% China Rail Construction Corporation and 2.5% China Harbour Engineering Company | 3Winning Consortium is currently a consortium of Singaporean company, Winning International Group (50%), Weiqiao Aluminium (part of the China Hongqiao Group) (50%) and United Mining Supply Group (nominal shareholding) Funded 53% by Rio Tinto 47% by CIOH Consortium2 Compagnie du TransGuinéen (CTG) Infrastructure1 Simfer Mine – blocks 3 & 4 WCS Mine – blocks 1 & 2 01 02 03 Ownership 15% Government of Guinea 42.5% Simfer InfraCo (53% Rio Tinto, 47% CIOH Consortium2) 42.5% WCS InfraCo (51% Winning Consortium3, 49% Baowu) Ownership 15% Government of Guinea 42.5% Winning Consortium3 42.5% Baowu Ownership 15% Government of Guinea 85% Simfer Jersey (53% Rio Tinto, 47% CIOH Consortium2) 52

WCS and Simfer have separate scopes to leverage expertise, and reduce risk and costs

Structure during operations


Baowu Consortium
Winning Consortium
Rio Tinto
Chinalco Consortium[1]
49%
51%
53%
47%
WCS InfraCo
Government of Guinea
Simfer InfraCo
15%
42.5%
42.5%
Compagnie du TransGuinéen (CTG)

Infrastructure assets will be funded 50/50 overall by WCS and Simfer in a co-development arrangement of focused scopes[2]. During construction, Simfer will hold 34% of WCS entities responsible for construction

Simfer InfraCo will construct on behalf of CTG:

- 70 km Simfer spur line
- 60 Mtpa transhipment vessel (TSV) port

WCS InfraCo will construct on behalf of CTG:

- 552 km[3] main rail line and WCS spur line
- 60 Mtpa barge wharf

Once infrastructure is complete, CTG will own and, with independent management team, operate all port and rail assets, excluding the WCS barges and Simfer TSVs

CTG shareholders: 42.5% Simfer InfraCo, 42.5% WCS InfraCo and 15% Government of Guinea (during construction and operation)

[1]75% Chinalco, 20% Baowu, 2.5% China Rail Construction Corporation and 2.5% China Harbour Engineering Company | [2]A true-up mechanism at the end of construction will top up/down to ensure 50/50 equal spend | [3]Comprised of a 536km mainline and a 16km spur

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Simandou project life of mine key statistics[1]

IRR[2] in low double digits anticipated for Simfer mine and combined infrastructure through ownership of CTG

Simfer Mine

Overview	Mine	Open pit, 1.5Bt Ore Reserves, Block 3 only
Overview	Ownership	Rio Tinto (45%), Chinalco Iron Ore Holdings (40%) Government of Guinea (15%)
Construction	Construction time	~3 years
Construction	First Production	2025
Construction	Ramp-up	~30 months
Construction	Capex (Mine and TSVs)	$5.1bn nominal (100% basis); $2.7bn RT share[3]
Operation	Throughput rate	60 Mtpa
Operation	Product specification	Testing underway for dual fines product – for blast furnace and direct feed: ~65.3% Fe and low impurities
Operation	Mine life	26 years
Operation	Operating cost (LOM[4])	$10/wmt (mine gate)
Operation	Sustaining capex (LOM[4])	$1/wmt
Operation	Accounting treatment[5]	Simfer Jersey (53% owned by Rio Tinto) owns 85% of mine (fully consolidated)

Simfer / CTG Infrastructure

Overview	Scope	Dual track, multi-user railway and transhipment port
Overview	Ownership	Simfer (42.5%), WCS (42.5%) Government of Guinea (15%)
Construction	Construction time	~30 months
Construction	Commissioning	Rail and port: ~30-42 months post signing
Construction	Capex	Investment in WCS rail & port: $3.0bn nominal (Simfer, 100% basis); $1.6bn RT share[3] Simfer InfraCo port and rail spur: $3.5bn nominal (Simfer,100% basis); $1.9bn RT share[3]
Operation	Capacity	120 Mtpa (of which 50% is for Simfer's use)
Operation	Concession life	35-year operating period to cover investment repayment
Operation	Operating cost (LOM[4])	Rail: $8/wmt; Port: $7/wmt
Operation	Sustaining capex (LOM[4])	$2/wmt
Operation	Accounting treatment[5]	Simfer Jersey (53% owned by Rio Tinto) owns 42.5% of infrastructure (expected to be proportionally consolidated)

[1]See supporting references for categorisation and reporting of Simandou's Ore Reserves as well as the production targets underpinning the financial information on slide 3 | [2]IRR of 11-13% reported on a post-tax, real basis. Based on Wood Mackenzie and CRU average pricing for iron ore (65% grade), with a premium applied for DR product | [3]By the end of 2023, Rio Tinto spent $0.5 billion (Rio Tinto share) to progress critical path works. Rio Tinto's share of capital investment remaining to be spent from 1 January 2024 is expected to be $5.7 billion | [4]Life of mine, provided in real terms | [5]Accounting treatment remains subject to full review of the final transaction agreements, assessment represents our current expectation during operation

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Tax settings will provide a sustainable sharing of benefits between partners

Key Tax Settings	Simfer Mine	Simandou Infrastructure
Governing framework	Simfer Convention Modified by the Bipartite Agreement	WCS Port and Rail Conventions Modified by the Co Development Agreement
Corporate tax	Year 1-8: 15% Year 9+: 30%	Year 1-17: 15% Year 18+: 25%
Mining tax	3.5%[1] on exports	N/A
Transhipping royalty	N/A	$0.50/t royalty on tonnes shipped Royalty can be partially offset by other taxes paid[4] (reducing over time[5])
Local development contribution	0.25% of turnover[2]	n/a
Dividend withholding tax	n/a	Year 1-17: 0% Year 18+: 5%
Interest withholding tax	n/a	10% on related party loans 4% on third party loans
Customs	5.6% customs duty on imports used in mining process during operation[3]	1% registration/administrative levy & 5.6% customs duty on imports required for the project during operation[6]

[1]FOB value. 0% on products used for local steel production | [2]Annual turnover of Simfer SA after deducting fees for services in relation to the port and rail infrastructure | [3]Examples of affected imports include inter alia plant, equipment, vehicles, fuels etc. Registration duty capped at US$100k is also payable. Exemption for imports directly involved in operating the mining infrastructure and port and rail | [4]Interest withholding tax and corporate tax | [5]Total possible offset: Year 1-10 $0.40/t; Year 11-15 $0.35/t; Year 16-30 $0.34/t-$0.20/t; Year 31+ $0.20/t | [6]Examples of affected imports include inter alia materials, machinery, certain fuels etc. Excludes essence/gasoline (instead subject to 20% customs duty)

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©2024, Rio Tinto, All Rights Reserved 56 Simandou expenditure summary 2023 Actuals Simfer 100% basis, $m Expenditure - incurred/accruals basis1 (869) Expenditure charged to the income statement (page 36 of FY23 press release) (539) Capital expenditure (330) Cash capital expenditure (page 37 of FY23 press release) (266) Operating assets as of December 2022 (page 37 of FY23 press release) (22) Impairment reversal (page 180 of 2023 Annual Report) 239 Capital expenditure 330 Deferred tax 201 Other (working capital, non-controlling interest etc.) (10) Operating assets as of December 2023 (page 37 of FY23 press release) 738 Impairment reversal: the signing of key agreements with the Government of Guinea and other joint venture partners for co-development of the infrastructure for the Simandou iron ore project gave rise to an impairment reversal trigger, for amounts which had been fully impaired in 2015 Capital additions on accruals basis (100%). We commenced capitalising qualifying spend on Simandou from the fourth quarter of 2023 Capital additions on a cash basis (100%) Primarily exploration and evaluation Deferred tax primarily relates to the impairment reversal 1The $869m incurred in 2023 forms part of the $11.6bn overall capital budget for the Simandou project outlined on slide 16.

Decarbonisation ©2024 Rio Tinto, All Rights Reserved 57

Our emissions differ from our peers

~80% arise from processing metals and minerals

2023 Scope 1 & 2 emissions

32.6Mt CO_2e

2022: 32.7Mt CO_2e (adjusted for acquisitions)


Aluminium Anodes
Repowering PacOps
Alumina Processing
Minerals Processing
Renewable Energy
Diesel Transition
On-grid processing (Iceland, South Africa, Oman)
Off-grid mining sites
Pilbara
Other
Land management
21% 6.8Mt CO2e
26% 8.4Mt CO2e
18% 5.8Mt CO2e
6% 2.0Mt CO2e
15% 4.8Mt CO2e
14% 4.5Mt CO2e
1% 0.3Mt CO2e
Processing
Mining, bulk
Other

RioTinto

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©2024, Rio Tinto, All Rights Reserved 59 Our project commitments are taking hold Commitments to abatement projects2 tCO2e equity basis Marginal Abatement Cost3 $/t CO2e 19< 0< 0 500 1,000 1,500 2,000 2021 2022 2023 26% 15% 14% 6% 18% 21% 1% Repowering PacOps1 Renewable Energy Diesel Transition Minerals Processing Alumina Processing Aluminium Anodes Land Management 2023 emissions % by decarbonisation program 2023 outcomes October 2021 Increased climate targets implemented 32.6Mt 1Total PacOps emissions represent 50% of group emissions, largely allocated to PacOps electricity (26%), alumina process heat (16%) and anodes (6%) | 2Represents the abatement from in-year project commitments. Excludes signed European Energy solar farm PPA with potential 1.8Mt per year of emissions reduction, pending project approvals. There may be a lag to realised abatement given execution schedules or the nature of contracts entered into | 3Calculated on weighted average basis We have momentum in the portfolio • Converting our targets into actions, with an expected increase in activity in 2024 We have evolved our programme-based approach • Appointed Chief Decarbonisation Officer • Strengthened investment approach 2023 commitments • Renewable energy in Australia and Africa • Biofuels including 100% use at Boron and Kennecott • Piloting low-carbon heat and use of hydrogen in processing emissions

©2024, Rio Tinto, All Rights Reserved 60 Responsible investment today and a technology focus for the future Decarbonisation project pipeline (Mt CO2e, equity basis) Approved/ in-execution Executable Pilot scalePartnering with government Proof of concept -200 -100 0 100 200 300 400 500 M A C 1 ( $ /t ) RBM PPA BlueSmelting™ pilot OT RECs 1Mt CO2 abatement Boyne repowering Commercial transactions Transformational Industry breakthroughs Pilbara renewables H2 calcination pilot Renewable Energy Diesel Transition Minerals Processing Alumina Processing PacOps Repowering Aluminium Anodes Other 6+1 upside KUC renewable diesel Robust evaluation approach • Our path to 2030 is built on defined projects with value assessed in different future scenarios • Projects progress through pipeline using abatement cost and schedule considerations PacOps repowering • Working with the evolving Australian energy market for an industry-competitive, low-carbon energy solution R&D focus • Half our emissions will require technology breakthroughs to develop viable solutions • We continue to invest in our industry leadership position to address hard to abate processing emissions 1MAC = Marginal Abatement Cost

2023 decarbonisation progress

Commercial transactions

Renewable energy
- Committed renewable energy and certificates in Australia, South Africa and Mongolia
- Yindjibarndi Energy Corporation partnership

Drop-in biofuels
- Replace fossil diesel consumption with renewable diesel at Boron (2023) and Kennecott (2024)

Transformational

Repowering Pacific Operations
- Low-carbon energy solutions progressing with key stakeholders

Reducing baseload energy requirements
- Piloting double digestion at QAL refinery

Electric fleet development and trials
- Pilbara battery-electric haul truck pilots

Industry breakthroughs


ELYSIS
ELYSIS™ carbon-free aluminium anodes


Yarwun hydrogen calcination


RTIT BlueSmelting™ demonstration plant

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©2024, Rio Tinto, All Rights Reserved 62 Pathway to 2030 target under our decarbonisation programmes 34.5 10 20 30 40 2030 Forecast commitments under construction at 2030 PacOps Electricity 26% 2018 baseline Net movement Other Electricity 15% 2030 target (50%) Diesel 14% 2025 target (15%) Min. Proc. 6% Alumina Process Heat 18% Aluminium Anodes 21% 2023 actual 2022-2023 commitments under construction/ development 2024-2030 pipeline PacOps repowering Other required2 Organic growth Other Elec 11% Diesel 24% Min. Proc. 12% Alumina Proc. 15% 32.6 1.7 17.3 Aluminium Anodes 36% -50% Final schedule dependent on competitive solution Mt CO2e equity basis1 1Restated emissions due to scope 2 methodology changes. Data represents ‘gross’ Scope 1&2 emissions and direct abatement projects | 2‘Other required’ will flex over time based on abatement project delivery, growth, closures and asset changes

Commercial transactions Transformational ©2024, Rio Tinto, All Rights Reserved 63 Roadmap to net zero Mt CO2e equity basis 1Electricity abatement assumes commercial solutions (Power Purchase Agreements, Renewable Energy Certificates) to be rolled over upon conclusion of contract terms or alternative abatement projects implemented | 2Aluminium anodes abatement shown illustratively as linear decline throughout 2040s, timing of ELYSISTM deployment to be defined | 3High quality offsets include regulated compliance and voluntary offsets from our nature-based projects | 4Baseline emissions extended post-2040 using assumed asset life extensions Requires • Industrial scale ELYSIS™ • Zero carbon firming • Full fleet electrification • Hydrogen calcination • BlueSmelting™ -10 -5 0 5 10 15 20 25 30 35 40 2018 2030 2040 20502022 Renewable Energy1 Diesel Transition Minerals Processing Alumina Processing PacOps Repowering KUC renewable diesel RBM PPAs QAL double digestion BSL repowering Industry breakthroughs Aluminium Anodes2 Nature-based Solutions3 Organic growth without decarbonisation4 We remain committed to our 2030 targets, with the repowering of our Australian aluminium assets to play a significant role Trajectory to net zero driven by ability to prove and scale- up technology breakthroughs for hard to abate processes We believe nature-based solutions play a role in addressing climate change and nature loss Pilbara renewable diesel Alumina processing electrification Global renewable energy penetration Tomago repowering OT renewables ELYSISTM

©2024, Rio Tinto, All Rights Reserved 64 Decarbonisation investment pathways continue to evolve Decarbonisation pipeline (Mt CO2e, equity basis) Approved/ in-execution Executable Pilot scalePartnering with government Proof of concept -300 -200 -100 0 100 200 300 400 500 600 M A C ( $ /t ) Commercial solutions (opex) Capital solutions 1Mt abatement Capital allocation driven by NPV/MAC, execution readiness, asset strength Greater use of commercial solutions and partnerships are easing capex requirements this decade Major fleet electrification expected post-2030 Total capex guidance to 2030 revised to $5-6bn1,2 RBM PPA BlueSmelting™ pilot OT RECs KUC renewable diesel Boyne Repowering Pilbara renewables H2 calcination 1Excludes capitalised voluntary offset costs and compliance based offset costs (e.g. Australian Safeguard mechanism ACCUs), estimated at ~$1bn to 2030. Rio Tinto nature-based solutions are opex as project funding does not meet accounting capitalisation criteria | 2Excludes costs expensed to the income statement associated with early-stage R&D and studies Nature-based solutions • Development connected to our operating regions ~5% -%1 Capital solutions • Onsite renewables • Alumina process heat • Renewable diesel ~25-30% ~90% 2023-2030 capex % 2030 CO2e abatement % Commercial solutions • PPAs, VPPAs, RECs • Biofuels ~65-70% ~10%

Investment to de-risk from carbon legislation and reduce opex

Increasing influence of carbon pricing

- ~50% of our emissions are now in scope for legislated carbon penalties
- Costs not material in 2023, but will have greater impact as transitionary arrangements unwind
- Uncertain future carbon pricing provides enhanced returns for decarbonised assets

Reducing cost volatility

- Fossil fuels account for ~16% of operating costs
- Decarbonisation provides an opportunity to replace this volatility with long term stability

Annual average net operating costs ($m) from decarbonisation programme[1]



3-5% IRR
pre-tax, real
10-13% IRR
pre-tax, real
Capital solutions[2]
Commercial solutions[2]
Legislated carbon penalty avoidance
Net free cash flow
Incremental carbon saving 2°C global carbon scenario[3]
Net free cash flow

[1]Annual average net operating costs reflect average cost savings / incremental costs over the period 2024-2039, recognising timing differences in delivery of projects and variability in underlying cash flows | [2]Capital solutions relate to portfolio projects with large-scale upfront capital investment. Commercial solutions relate to projects delivered through contractual mechanisms | [3]Modelled using Rio Tinto's Competitive Leadership scenario

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©2024, Rio Tinto, All Rights Reserved 66 500,000+ hectares of land committed to high integrity nature-based solutions globally by 2025 Sourcing and investing in high-quality nature-based solutions projects to meet compliance requirements (e.g. Safeguard Mechanism) or complement our development portfolio Developing long-term partnerships that provide additional support to projects and guarantee credits offtake Developing nature- based solutions in our operating regions Building nature-based solutions partnerships Developing high integrity projects in Guinea, Madagascar and South Africa Aiming for 1 Mtpa development portfolio by 2030 – pilots advanced in Madagascar, opportunities to replicate in Guinea and South Africa in 2024 Addressing nature loss, climate change and community challenges Financing urgent nature protection and restoration Generating high quality carbon credits to complement our decarbonisation efforts

©2024, Rio Tinto, All Rights Reserved 67 Value chain emissions: 2023 Scope 3 (equity basis)

©2024, Rio Tinto, All Rights Reserved 68 Specific, action-oriented Scope 3 targets 1Subject to funding approval and technical feasibility | 2First Movers Coalition Engage with top 50 emitting suppliers on emissions reduction Decarbonisation as evaluation criteria for all new sourcing in high emitting categories in 2024 Advance customer partnerships driving decarbonisation in 2024, advance and share improvements in the refining process (R&D) Procurement Alumina Marine Steel Support customers to reduce emissions from BF 20-30% by 2035 Target a 50% reduction in Scope 3 (7 Mt) from IOC by 20351 Commission Biolron™ Continuous Pilot Plant by 20261 Deliver a DRI + electric smelting furnace pilot plant by 2026 in partnership with a steelmaker1 Finalise study on a beneficiation pilot plant in the Pilbara by 2026 Achieve 50% emissions intensity reduction by 2030 FMC2 pledge of 10% of time charters net zero fuel capability by 2030 Improve reporting – use actual voyage data for 95%+ of shipments in 2024

69 Work is underway across a suite of new low CO2 technologies suitable for Pilbara ores Notes: BOF: Basic Oxygen Furnace. DR-EAF: Direct Reduction - Electric Arc Furnace. ESF: Electric Smelting Furnace ©2024, Rio Tinto, All Rights Reserved

Exploration ©2024 Rio Tinto, All Rights Reserved 70

Extensive network of partners ©2024, Rio Tinto, All Rights Reserved 71 Building on our history and enabling growth World-class exploration team ~$400m annual spend ~$250m1 annual spend 450 employees 18 countries 8 commodities >100 projects in pipeline >50% of spend targeted at copper >70 years of experience R&D and data analytics to accelerate discovery Strong technology and R&D pedigree 1Greenfield exploration expenditure | 2Over 10 years 5 key focus areas for R&D Venture capital investments for agility Innovation Advisory Committee $150m for Centre for Future Materials2

We have more than 100 projects at varying stages of maturity

Our pipeline focus is on the most promising opportunities


Brownfield
Greenfield
Generative
Pilbara Iron Ore
Copper Generative
Nickel Generative
Lithium Generative
Minerals Generative
Target Testing
Iron Ore targets
Australia
Copper projects
USA
Lithium project
USA
Bauxite projects
Australia
26 Copper projects
Australia, USA, Chile, Peru, Colombia, Serbia, Zambia, Laos, Angola, PNG, Kazakhstan, Namibia
14 Lithium projects
Canada, USA, Australia, Chile. Brazil. Rwanda, Kazakhstan
1 Heavy Mineral Sands (HMS) project
Australia
7 Nickel projects
Canada, Finland, Peru, Brazil, Australia
Project of Merit
Iron Ore projects
Australia
Nuevo Cobre
Copper, Chile
Chiri
Diamonds, Angola
Kasiya
Rutile, Malawi
Texas
Potash, Canada
Kamiesberg
HMS, South Africa
Concept Study
Iron Ore projects
Australia
Minerals project
Canada
Discovery
Copper
Diamonds
Lithium
Minerals
Iron Ore
Nickel
Bauxite

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©2024, Rio Tinto, All Rights Reserved 73 Our new joint venture with Codelco: Nuevo Cobre World class copper terrain; unique strategic partnership 57.74% Rio Tinto 42.26% Codelco High potential for a significant porphyry discovery in the fourth largest copper district in the world (Atacama region, Chile) Property previously explored for gold, with existing gold oxide resources present Historical data review has indicated underexplored copper resources as well as upside copper targets - delineation work ongoing >440 km of drilling completed with ~7% analysed for copper. Environmental baseline monitoring and permitting commenced

NutonTM ©2024 Rio Tinto, All Rights Reserved 74

NutonTM

A high-recovery and low-footprint technology

nuton | A Rio Tinto venture

Key differentiators

01

High-performing technology:

Outstanding copper recovery rates:

up to 85% on primary copper sulphide ore bodies

Multiple applications

02

Partnership approach:

Partnering with resource holders to access copper volumes

Portfolio **today**

6 Partnerships

4 Countries



Cactus
ASCU
Yerington
Lion CG
Johnson Camp
Excelsior
Antakori
Regulus
Escondida
BHP
Los Azules
McEwen
Commercial demonstration
Viability study and testing

Leading sustainability credentials

Aim to produce world's lowest footprint copper across our five pillars, and stretch to have a positive impact in at least one:



Energy
Water
Land
Materials
Society

Nuton's performance[1]
vs. conventional concentrating/smelting

CO_2e emissions	up to 60% lower
Water consumption	>80% more efficient
Tailings requirement	None
Capital intensity	>40% lower

RioTinto

[1]Will vary depending from site to site, ore characteristics and operating environment. Rio Tinto analysis.

©2024, Rio Tinto, All Rights Reserved

75

The Nuton portfolio today

nuton | A Rio Tinto venture

Asset/ company	Current investment/agreement	Key terms/ Nuton rights
Johnson Camp Mine, AZ Excelsior Mining Inc. **(TSX)**	Option to JV Agreement Agreement with full pathway on demonstration and deployment	• Testing programme underway • Option to earn up to 49% in JV Co with marketing rights
Yerington, NV Lion Copper & Gold Corp (TSX-**V)**	Option to Earn-in Agreement Stage 2 in progress	• Testing programme underway • Option to earn up to 75%, with operating and marketing rights
Cactus Mine, AZ Arizona Sonoran (ASCU) (TSX-**V)**	Own 7.2% ASCU Investor Rights Agreement Option to JV Agreement	• Testing programme underway • Option to earn up to 40% in JV Co with marketing rights (subject to conditions) • Technical Committee member
Los **Azules, Argentina** McEwen Copper (Private**)**	Own 14.5% McEwen Copper Nuton Collaboration Agreement	• Testing programme underway • McEwen Copper Board member • Nuton collaboration committee representative • Exclusivity over heap-leach technologies until February 2025
AntaKori, Peru Regulus Resources (REG) (TSX-**V)**	Own 16.1% Regulus Investor Rights Agreement	• Testing programme underway • REG Board seat, Technical Committee representative
Escondida, Chile BHP/ RT/ JECO	Material Testing Agreement Escondida Participation Agreement	• Nuton testing programme underway

RioTinto

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Common acronyms

$	United States dollar	CO_2	Carbon dioxide	FMC	First Movers Coalition	Mtpa	Million tonnes per annum	RTA	Rio Tinto Aluminium
$A	Australian dollar	CO_2e	Carbon dioxide equivalent	FOB	Free On Board	MW	Megawatt	RTIT	Rio Tinto Iron and Titanium
$C	Canadian dollar	CP	Chloride grade	FY	Full Year	MWh	Megawatt hour	RTM	Rio Tinto Marines
€	Euro	Cps	Cents per share	GHG	Greenhouse gas	MWP	Midwest premium	S&P	Standard & Poor's
ACCUs	Australian carbon credit units	CSP	Communities and Social Performance	GJ	Gigajoules	Ni	Nickel	SPS	Safe Production System
AIFR	All Injury Frequency Rate	CTG	Compagnie du TransGuinéen	H_2	Hydrogen	NPV	Net present value	T	Tonne
Al	Aluminium	Cu	Copper	HBI	Hot briquetted iron	OT	Oyu Tolgoi	tCO_2	Tonne of carbon dioxide
ASX	Australian Securities Exchange	CuEq	Copper equivalent	IOC	Iron Ore Company of Canada	P&L	Profit and loss	tCO_2e	Tonne of carbon dioxide equivalent
AUD	Australian dollar	dmt	Dry Metric Tonne	IRR	Internal rate of return	Pa	Per annum	TiO_2	Titanium dioxide
B_2O_3	Boric oxide	dmtu	Dry Metric Tonne Unit	JV	Joint Venture	PacOps	Rio Tinto Pacific Operations	TSV	Transhipment vessel
bbl	one barrel	DR	Direct Reduction	km	kilometre	PNG	Papua New Guinea	UG	Underground
BF	Blast furnace	DRI	Direct Reduction Iron	Kt	Kilo tonnes	PP	Percentage point	US	United States
bn	Billion	E&E	Exploration and Evaluation	Ktpa	Kilo tonnes per annum	PPA	Power Purchasing Agreement	USD	United States dollar
BOF	Blast Oxygen Furnace	EAF	Electric Arc Furnace	KUC	Kennecott Utah Copper	PPE	Plant. Property & Equipment	VAP	Value-added product
BSL	Boyne Smelter Limited	EAU	Equity accounted unit	L	Litre	QAL	Queensland Alumina Limited	VPPA	Virtual power purchase agreement
Bt	Billion tonnnes	EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortisation	Li	Lithium	R&D	Research and Development	WCS	Winning Consortium
C	Celcius	ESF	Electric Smelting Furnace	LME	London Metal Exchange	RBM	Richards Bay Minerals	Wmt	Wet metric tonne
c/lb	US cents per pound	ESG	Environmental, Social, and Governance	M	Millions	REC	Renewable Energy Certificate	YoY	Year on Year
Capex	Capital expenditure	EU	European Union	M&A	Mergers and Acquisitions	RHS	Right hand side	YTD	Year to date
CCUS	Carbon capture, utilisation and storage	EV	Electric Vehicle	MAC	Marginal Abatement Cost	RMB	Renminbi		
CFR	Cost and freight	F	Forecast	MACC	Marginal Abatement Cost Curve	ROCE	Return on capital employed		
CIOH	Chinalco Iron Ore Holdings Consortium	FAI	Fixed Asset Investment	Mmbtu	one million British thermal units	RT	Rio Tinto		
CNY	Chinese Yuan Renminbi	Fe	Iron	Mt	Million tonnes	RT Share	Rio Tinto share		

Definitions

Calculated abatement carbon price

The levelised marginal cost of abatement at a zero carbon price

Calculation:
Discounted sum of all abatement costs over time at a zero carbon price /
Discounted sum of all abated emissions over time

Discounted at the hurdle rate RT uses for all investment decisions

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